NO ACT

DC
PE
6-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08052332

Received SEC

JUN 2 5 2008

Washington, DC 20549

June 25, 2008

Mark A. Leahy
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/25/2008

Re: Transmeta Corporation
Incoming letter dated June 3, 2008

Dear Mr. Leahy:

This is in response to your letter dated June 3, 2008 concerning the submission to Transmeta by Riley Investment Partners Master Fund, L.P. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bryant R. Riley, Managing Member
Riley Investment Partners Master Fund, L.P.
c/o Riley Investment Management LLC
11100 Santa Monica Boulevard, Suite 810
Los Angeles, CA 90025

PROCESSED
JUL 1 4 2008
THOMSON REUTERS

RECEIVED

2008 JUN -4 PM 3:36

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FENWICK & WEST LLP

SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

SEC
Mail Processing
Section

JUN 04 2008

Washington, DC
101

June 3, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Transmeta Corporation Stockholder Proposal Submitted by Riley Investment Partners Master Fund, L.P.

Ladies and Gentlemen:

Our client Transmeta Corporation, a Delaware corporation ("***Transmeta***"), received a letter dated May 15, 2008 from Riley Investment Partners Master Fund, L.P. (the "***Proponent***") submitting proposals (the "***Proposals***"). This request is being submitted in the contingency that the Proponent might wish for the Proposals to be included in Transmeta's proxy card and other proxy materials for the next annual meeting of Transmeta's stockholders, although the Proponent does not so specify in its May 15, 2008 letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Transmeta, we request confirmation that the Staff of the Securities and Exchange Commission (the "***Staff***") will not recommend enforcement action if, for the reasons stated below, Transmeta excludes all of the Proposals from its proxy card and other proxy materials to be distributed to Transmeta's stockholders in connection with its annual meeting.

According to the May 15, 2008 letter, the Proponent's general partner, Riley Investment Management LLC, is a Southern California-based investment adviser that provides investment management services. The Proposals consist of the nominations of two representatives of the Proponent for election to the board of directors of Transmeta. Attached to this letter is a copy of the May 15, 2008 letter from the Proponent to Transmeta.

Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), and on behalf of Transmeta, we are simultaneously providing a copy of this letter and the attachments to the Proponent.

Reasons for Excluding the Proposals

We believe that the Proposals may be excluded from Transmeta's proxy card and other proxy materials, or that the Proponent was not eligible to submit the Proposals for inclusion, as applicable, on the following two grounds:

- Rule 14a-8(i)(8) – because the Proposals provide for the election of nominees of the Proponent to the board of directors of Transmeta; and

- Rule 14a-8(b) – because the Proponent did not continuously own Transmeta stock for the required time period.

Discussion

1. The Proposals provide for the election of nominees of the Proponent to the board of directors of Transmeta and, therefore, are excludable under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) permits a company to exclude a proposal that "relates to a nomination or an election for membership on the company's board of directors." The Commission has consistently taken the position that proposals relating to the election of particular persons to a board of directors, like the Proposals here, may be excluded. See, e.g., Lipid Sciences, Inc. (May 2, 2002); United Park City Mines (June 30, 1983). Since the Proponent seeks to nominate for election two specifically named individuals, we believe that Transmeta may properly exclude the Proposals pursuant to Rule 14a-8(i)(8).

2. The Proponent was not eligible to submit the Proposals under Rule 14a-8(b), because the Proponent has not continuously owned Transmeta stock for the required time period.

To be eligible to submit the Proposals for inclusion in Transmeta's proxy materials, Rule 14a-8(b)(1) requires that the Proponent must have continuously held at least $2,000 in market value, or 1%, of Transmeta's common stock for at least one year from the date the Proponent submitted the Proposals to Transmeta. The Proponent submitted the Proposals on May 15, 2008. However, according to Exhibit A to the May 15, 2008 letter, the Proponent first acquired shares of Transmeta's common stock on October 24, 2007.

The Commission has strictly construed the one-year requirement of 14a-8(b)(1). See, e.g., Federal Bancorp, Inc. (Feb. 25, 1999); Alaska Air Group, Inc. (Jan. 27, 1999) (proposal excludable in both cases where the proponent missed the one-year period by less than one week). For the foregoing reasons, we do not believe that this burden has been satisfied, and we believe that the Proponent was not eligible to submit the Proposals for inclusion.

Request for 80-Day Waiver

We are sending this letter within 80 days of the date that Transmeta anticipates filing its definitive proxy statement with the Commission. Transmeta has not yet specified the date of its annual meeting of stockholders, so the date that it will file its definitive proxy statement has not yet been established. However, Transmeta only received the Proposals on May 15, 2008. Transmeta would like the flexibility to deliver its proxy materials to its stockholders as early as July 1, 2008. Accordingly, we hereby request that the Staff, in the exercise of its discretion under Rule 14a-8(j)(1), waive the 80-day requirement.

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Transmeta excludes the Proposals from Transmeta's proxy card and other proxy materials for its next annual stockholders' meeting.

If the Staff has any questions, requires additional information or has formulated a response to our request, please contact me by telephone at (650) 988-8500 or by facsimile at (650) 938-5200. Should the Staff disagree with our conclusions regarding the omission of the Proposals from Transmeta's proxy materials, we would appreciate the opportunity to confer with a member of the Staff before the issuance of its response. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,

Mark A. Leahy

Enclosures

cc: Lester M. Crudele, CEO of Transmeta
Riley Investment Partners Master Fund, L.P.

Riley Investment Partners Master Fund, L.P.
c/o Riley Investment Management LLC
11100 Santa Monica Boulevard, Suite 810
Los Angeles, CA 90025

May 15, 2008

Transmeta Corporation
2540 Mission College Boulevard
Santa Clara, CA 95054
Attention: Secretary

Dear Sir or Madam:

In accordance with Section 1.11 of the Bylaws of Transmeta Corporation (the "Company"), the undersigned shareholder of the Company (the "Shareholder") hereby nominates Bryant Riley and Melvin Keating for election to the Company's Board of Directors at the Company's 2008 annual meeting.

This letter and all Exhibits and enclosures hereto are collectively referred to as the "Notice." Accordingly, this Notice shall serve to satisfy the nomination requirements of Section 1.1 of the Bylaws of the Company as to the below described nominations.

Information Regarding the Shareholder

The Shareholder holds, in the aggregate, 347,943 shares of common stock, $0.00001 par value ("Common Stock"), of the Company. Of those 347,943 shares of Common Stock, the Shareholder holds of record 1,000 shares of Common Stock.

The name and address of the Shareholder, as it appears on the Company's books is:

Riley Inv Partners Master Fund Limited Partnership
11100 Santa Monica Boulevard, Suite 810
Los Angeles, CA 90025

Director Nominations

Exhibit A to this Notice and other enclosures sets forth certain additional information about Bryant Riley and Melvin Keating (each of such foregoing persons, a "Nominee") and the Shareholder, consisting of information required under Section 1.11(a)(ii) of the Bylaws of the Company and Regulation 14A of the Securities and Exchange Act of 1934. Each of the Nominees has consented to being named in the proxy statement filed or distributed on behalf of the Shareholder in connection with the solicitation of proxies for the election of the Nominees to the Company's Board of Directors and to serve as a director of the Company if elected pursuant to that solicitation. Copies of such consents are enclosed.

We have no reason to believe that any of the Nominees will be disqualified or unwilling or unable to serve if elected. We reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. If any individual Nominee shall be unable to serve, this Notice shall continue to be effective with respect to the remaining Nominees and as to any replacement Nominee selected by the Shareholder.

To the extent that the size of the Board of Directors is more than seven (7) or the number of directors up for election at the Company's 2008 annual meeting is more than two, then the Shareholder reserves the right to nominate additional nominees to be elected to the Company's Board of Directors at the annual meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Shareholder that any attempt to increase the size of the current Board of Directors or to reconfigure or reconstitute the classes on which the current directors serve constitutes an unlawful manipulation of the Company's corporate machinery.

Sincerely,

Riley Investment Partners Master Fund, L.P.

By: Riley Investment Management, LLC,
its General Partner

By: ______________________
Bryant R. Riley, Managing Member

Attachments
Enclosures

EXHIBIT A

NOMINEES FOR DIRECTOR

Bryant Riley, age 41. Mr. Riley's principal occupation or employment is founder and Managing Member of Riley Investment Management LLC and founder and Chairman of B. Riley & Co., LLC, a Southern California-based brokerage and investment banking firm providing research and trading ideas primarily to institutional investors. Founded in 1997, B. Riley & Co., LLC also has offices in San Francisco, Newport Beach, New York and Philadelphia. Riley Investment Management LLC is an investment adviser, which provides investment management services, and is the general partner of Riley Investment Partners Master Fund, L.P. Mr. Riley serves on the board of directors of Aldila, Inc., Alliance Semiconductor Corporation, DDi Corp., and Kitty Hawk, Inc.

Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader. From October 1993 to January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles-based brokerage firm. From 1991 to 1993 he was a co-founder of Huberman-Riley, a Texas-based brokerage firm. Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.

Mr. Riley's business address is Riley Investment Management LLC, 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA 90025.

Melvin Keating, age 61. Mr. Keating's principal occupation or employment is President and CEO of Alliance Semiconductor Corporation since March 2006. Mr. Keating serves on the board of directors of LCC International and Kitty Hawk, Inc.

Prior to March 2006, Mr. Keating served as Interim President and Chief Executive Officer of Alliance Semiconductor Corporation from December 2005 to March 2006, and served as its Interim Chief Financial Officer from December 1, 2005 until January 13, 2006. Prior to that, Mr. Keating served as a special consultant to Alliance Semiconductor Corporation beginning in October 2005, reporting directly to its board of directors. Before joining Alliance Semiconductor Corporation, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx, Inc. from April 2004 to September 2005. From 1997 to 2004, Mr. Keating served as a strategy consultant to Warburg Pincus Equity Partners, a private equity and venture capital firm, where he sourced deals and performed due diligence. Mr. Keating holds two Masters degrees from the University of Pennsylvania, Wharton School.

Mr. Keating's business address is Alliance Semiconductor Corporation, 4633 Old Ironsides Dr., Suite 240, Santa Clara, CA 95054.

None of the above Nominees is employed by the Company. All of the above Nominees are citizens of the United States.

None of the above Nominees, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the past ten years or, within the past five years, (i) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (ii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws; or (iii) was a party to any proceeding under federal bankruptcy laws, state insolvency laws or any other proceeding described in Item 401(f) of Regulation S-K.

None of the above Nominees, except as shown in this Notice, or, with respect to items (i), (vii) and (viii) of this paragraph, any associate or any member of the immediate family (as defined for purposes of Item 404(a) of Regulation S-K) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company; (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (iii) owns any securities of the Company of record but not beneficially; (iv) has purchased or sold any securities of the Company within the past two years; (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company (other than pursuant to margin or leverage in the ordinary course); (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company; (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000; or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Notice, none of the Nominees, any associates or members of the immediate family of the foregoing persons, has, had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company's last fiscal year.

None of the above Nominees, since the beginning of the Company's last fiscal year, has been affiliated (as an officer, director, ten percent owner or otherwise) with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year; or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year. None of the above Nominees are, or during the Company's last fiscal year have been, affiliated in any way with any law or investment banking firm that has performed or proposes to perform legal or investment banking services for the Company.

None of the corporations or organizations in which the above Nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company nor have they been involved in any proceedings, legal or otherwise, of the type required to be disclosed in a proxy statement relating to the Company by the SEC's proxy rules.

Riley Investment Partners Master Fund, L.P. and Riley Investment Management LLC, derivatively on behalf of the Company, has sued John Horsley, Richard Barnes, Lester Crduele, Robert Dickinson, Murray Goldman, William Tai, T. Peter Thomas, Rick Timmins and Sujan Jain and the Company, as nominal defendant, in a shareholder derivative action for breach of fiduciary duty, gross mismanagement, waste of corporate assets and abuse of control.

The following are the number of shares of Common Stock beneficially owned by each of the above Nominees as of the date of the Notice:

Name	**Number of Shares of Common Stock Beneficially Owned**
Bryant R. Riley*	1,065,633
Melvin Keating	0

* Includes 347,943 shares beneficially owned by Riley Investment Partners Master Fund, L.P., 1,000 of which are held of record. Includes 132,829 shares owned by investment advisory clients of Riley Investment Management LLC, over which shares Riley Investment Management LLC has sole voting and dispositive power. Includes 510,715 shares owned by investment advisory clients of Riley Investment Management LLC, 500,861 of which are held in managed accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P., over which shares Riley Investment Management LLC has shared voting and dispositive power; Mr. Riley disclaims beneficial ownership of the non-affiliated shares. Includes 29,000 shares beneficially owned by B. Riley & Co., LLC and 50,000 shares held by an indirectly affiliated managed account of B. Riley & Co., LLC. Mr. Riley is the sole indirect equity owner of Chairman of B. Riley & Co., LLC. Includes 5,000 shares beneficially owned by B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee. The address of B. Riley & Co., LLC and B. Riley & Co. Retirement Trust is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025. The address of the other entities is 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA 90025.

The following is a list of transactions in Common Stock by the Nominees and certain other persons during past two years.

Name	**Trans Code**	**Quantity**	**Price**	**Trade Date**
Riley Investment Partners Master Fund, L.P.	SL	(8,736)	14.8914	10/24/2007
	BY	318,138	13.8473	10/24/2007
	BY	20,700	13.3273	10/26/2007
	BY	10,000	13.42	10/30/2007
	BY	21,987	12.8654	11/2/2007
	BY	276	12.35	11/6/2007
	SL	(100,000)	11.52	11/8/2007

	BY	33,697	11.8972	11/16/2007
	BY	50,774	11.9654	11/19/2007
	SL	(75,000)	12.2	11/20/2007
	BY	1,592	12.65	11/28/2007
	BY	43,649	13.3802	12/12/2007
	BY	29,500	13.3822	12/13/2007
	BY	1,800	13.41	12/14/2007
	BY	19,656	13.41	12/17/2007
	BY	5,000	13.66	12/31/2007
	BY	4,088	12.65	1/11/2008
	SL	(4,700)	12.6357	1/16/2008
	BY	2,500	12.4	1/22/2008
	SL	(77,766)	12.58	1/24/2008
	SL	(64,026)	12.62	1/28/2008
	BY	21,321	13.5	2/13/2008
	SL	(70,000)	13.72	2/15/2008
	BY	50,000	12.88	2/26/2008
	BY	27,400	12.8944	2/27/2008
	BY	51,290	12.4829	3/3/2008
	BY	8,710	12.45	3/4/2008
	BY	4,300	12.37	3/5/2008
	SL	(1,368)	13.15	3/11/2008
	SL	(1,004)	14	3/17/2008
	SL	(15,588)	14.0013	3/18/2008
	BY	14,550	12.8162	3/19/2008
	BY	5,450	12.5	3/20/2008
	BY	3,700	12.6	3/25/2008
	SL	(1,260)	13.5	3/26/2008
	BY	5,682	12.5916	3/26/2008
	SL	(6,460)	13.5005	3/27/2008
	BY	6,460	12.92	3/27/2008
	BY	4,292	12.6	3/28/2008
	SL	(10,119)	14.125	4/2/2008
	SL	(5,584)	14.75	4/16/2008
	BY	16,531	14.2667	4/30/2008
	BY	18,921	13.8055	5/7/2008
	SL	(12,410)	15.2508	5/14/08
RIM Investment Advisory Clients	BY	11,648	13.8473	10/24/2007
	SL	(320)	14.8914	10/24/2007
	BY	31,940	13.8473	10/24/2007
	SL	(877)	14.8914	10/24/2007
	BY	187,507	13.4943	10/25/2007
	BY	805	12.8654	11/2/2007
	BY	2,208	12.8654	11/2/2007
	BY	14	12.35	11/6/2007

	BY	21	12.35	11/6/2007
	BY	7,281	11.3	11/8/2007
	BY	100,000	11.52	11/8/2007
	BY	3,238	11.5504	11/9/2007
	BY	1,619	11.8972	11/16/2007
	BY	2,597	11.8972	11/16/2007
	BY	75,000	12.2	11/20/2007
	BY	5,395	13.3802	12/12/2007
	BY	77,766	12.58	1/24/2008
	BY	64,026	12.62	1/28/2008
	BY	70,000	13.72	2/15/2008
	BY	28,679	13.5	2/19/2008
	SL	(32)	13.15	3/11/2008
	BY	245	12.6	3/28/2008
	BY	418	12.6	3/28/2008
	SL	(312)	14.125	4/2/2008
	SL	(576)	14.125	4/2/2008
	SL	(14,781)	14.125	4/2/2008
	SL	(2,310)	14.125	4/2/2008
	SL	(1,902)	14.125	4/2/2008
	SL	(353)	15.2508	5/14/08
	SL	(649)	15.2508	5/14/08
	SL	(2,606)	15.2508	5/14/08
	SL	(2,145)	15.2508	5/14/08
B. Riley & Co., LLC	BY	7,000	13.51	2/12/2008
	BY	7,000	13.52	2/12/2008
	BY	7,000	13.51	2/12/2008
	BY	7,000	13.52	2/12/2008
	BY	(7,000)	13.52	2/12/2008
	BY	(7,000)	13.51	2/12/2008
	SL	(14,000)	13.515	2/19/2008
	BY	14,000	13.515	2/19/2008
	BY	13	13.4	2/20/2008
	BY	41	13.4	2/20/2008
	BY	100	13.4	2/20/2008
	BY	100	13.4	2/20/2008
	BY	200	13.4	2/20/2008
	BY	300	13.4	2/20/2008
	BY	659	13.4	2/20/2008
	BY	687	13.4	2/20/2008
	BY	700	13.4	2/20/2008
	BY	700	13.4	2/20/2008
	BY	1,940	13.4	2/20/2008
	BY	3,600	13.4	2/20/2008
	BY	5,960	13.4	2/20/2008

B. Riley Managed Account	BY	25,000	11.95	11/9/2007
	BY	25,000	12.79	11/27/2007
B. Riley & Co. Retirement Trust	BY	5,000	13.0548	3/17/2008

To: Riley Investment Management LLC
Riley Investment Partners Master Fund, L.P.

Subject: Consent to be Named and to Serve if Elected

I understand that you wish to nominate me for election to the Board of Directors of Transmeta Corporation (the "Company") at its 2008 annual meeting (the "Stockholder Meeting"). I consent to being named a nominee for the Company's Board of Directors in your notice to the Company of your intent to nominate directors at the Stockholder Meeting and in any proxy materials filed or distributed on your behalf in connection with the solicitation of proxies for use at the Stockholder Meeting. I further consent to serve as a director of the Company if so elected.

Dated: 5/15/2008

/s/ Bryant Riley
Name: Bryant Riley

To: Riley Investment Management LLC
Riley Investment Partners Master Fund, L.P.

Subject: Consent to be Named and to Serve if Elected

I understand that you wish to nominate me for election to the Board of Directors of Transmeta Corporation (the "Company") at its 2008 annual meeting (the "Stockholder Meeting"). I consent to being named a nominee for the Company's Board of Directors in your notice to the Company of your intent to nominate directors at the Stockholder Meeting and in any proxy materials filed or distributed on your behalf in connection with the solicitation of proxies for use at the Stockholder Meeting. I further consent to serve as a director of the Company if so elected..

Dated:
May 14, 2008

[signature]

Name:
Melvin L. Keating

Residence Addresses

Bryant R. Riley
12710 Marlboro Street
Los Angeles, CA 90049

Melvin L. Keating
18 Driftwood Drive
Livingston, New Jersey 07039

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 25, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Transmeta Corporation
Incoming letter dated June 3, 2008

The submission nominates two individuals for membership on Transmeta's board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Transmeta may exclude it under rule 14a-8(i)(8), as relating to an election to Transmeta's board of directors, and we will not recommend enforcement action to the Commission if Transmeta omits the submission from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Transmeta relies.

We note that Transmeta did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

William A. Hines
Special Counsel

END